C. Edward Chaplin

Chief Financial Officer

113 King Street, Armonk, NY 10504

Tel. 914-765-3925 Fax 914-765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

September 27, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549

Re:	MBIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-09583

Dear Mr. Rosenberg:

This letter is in response to your letter dated July 18, 2007 in which you provided comments to MBIA Inc.’s (“MBIA” or the “Company”) Form 10-K for the fiscal year ended December 31, 2006. Below you will find our response to those comments. For your convenience, we have reproduced your comments prior to our corresponding response.

Critical Accounting Estimates, page 33

Losses and Loss Adjustment Expenses, page 33

1.	Your disclosure does not include the assertion that any reasonable likely changes to the assumptions utilized in establishing your loss reserves are unlikely to have a material financial impact that you included in your Form 10-K for the year ended December 31, 2004. Please provide us in disclosure type format the impact that reasonably likely changes to the assumptions used in making this estimate would have on your operations and financial position.

MBIA’s Response

The following is an excerpt from MBIA’s current loss reserving disclosure revised to address your comment. MBIA will include such disclosure in its filings when reasonably likely changes to the assumptions used in establishing loss reserves are likely to have a material impact on our financial position or results of operations. MBIA’s proposed additional disclosure appears in bold.

The Company establishes specific reserves in an amount equal to the Company’s estimate of identified or case basis reserves with respect to specific policies. A number of variables are taken into account in establishing specific case basis reserves for individual policies that depend primarily on the nature of the underlying insured obligation. These variables include the nature and creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured and the expected recovery rates on the insured obligation, the projected cash flow or market value of any assets that support the insured obligation and the historical and projected loss rates on such assets. Factors that may affect the actual ultimate realized losses for any policy include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral. The Company does not believe that reasonably likely changes to these factors would materially change the amount of the Company’s case basis loss reserves, with the exception of significant changes in salvage values of specific collateral in certain sectors. Changes in salvage values of specific collateral may occur over time and would directly affect the amount of case basis loss reserves established for individual insured obligations. The following table presents the estimated impact of a decline in the values of specific collateral on the Company’s case basis loss reserves as of December 31, 2006 in those sectors for which such a decline is reasonably likely.

(dollars in thousands) Sector	Estimated collateral value decline	Estimated increase in reserves
CDO	10%	$13,218
Mortgage-backed	10%	4,820
EETC	25%	2,815

Total		$20,853

Contractual Obligations, page 54

2.	Please provide us a revised table that includes the future interest payments related to these obligations or explain to us your basis for apparently excluding these amounts from this table.

MBIA’s Response

We agree with your request to include future interest payments related to obligations reported in MBIA’s tabular contractual obligations disclosure. With respect to your request, below is a revised table and disclosure language, which includes future interest payments as of December 31, 2006. Revisions to amounts and text appear in bold. We will include our revised disclosure, updated as of December 31, 2007, in the Company’s Form 10-K for the fiscal year ended December 31, 2007.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s future estimated cash payments relating to contractual obligations as of December 31, 2006. Estimating these payments requires management to make estimates and assumptions regarding these obligations. Estimates and assumptions used by management are described below the following table. Since the estimates and assumptions are subjective, actual payments in future periods may vary from those reported in the following table. For information on the Company’s financial guarantee exposure see “Note 20: Net Insurance In Force” in the Notes to Consolidated Financial Statements.

	As of December 31, 2006
In thousands	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Investment agreements	$16,642,825	$3,520,680	$3,167,744	$2,597,325	$7,357,076
Commercial paper	747,304	747,304	—	—	—
Medium-term notes	14,321,662	3,959,319	4,102,279	1,064,451	5,195,613
Variable interest entity floating rate notes	3,071,103	156,868	333,367	167,698	2,413,170
Securities sold under agreements to repurchase	182,451	66,670	100,220	15,561	—
Long-term debt	2,613,206	78,279	156,558	383,975	1,994,394
Gross insurance claim obligations	345,793	43,025	247,193	44,129	11,446

Total	$37,924,344	$8,572,145	$8,107,361	$4,273,139	$16,971,699

Investment agreements, commercial paper, medium-term notes, variable interest entity floating rate notes, securities sold under agreement to repurchase and long-term debt include principal and interest and exclude premiums and discounts. Interest payments on floating rate obligations are estimated using applicable forward rates. Principal and interest payments on callable obligations or obligations that allow investors to withdraw funds prior to legal maturity are based on expected call or withdrawal dates of such obligations. Gross insurance claim obligations represent the future value of payments MBIA expects to make, before estimated recoveries and reinsurance, under actual or probable insurance policy claims. The discounted value of such actual or estimated claims, after estimated recoveries, is reported as case basis reserves within “Loss and loss adjustment expense reserves” on the Company’s consolidated balance sheet.

Financial Statement – December 31, 2006

Note 2: Significant Accounting Policies

Investments, page 63

3.	Please provide us in disclosure type format your accounting policy for prepayments of asset and mortgage backed securities included in your investment portfolio.

MBIA’s Response

The following is an excerpt from MBIA’s significant accounting policies footnote revised to address your comment, which the Company will include in its next Form 10-Q filing. MBIA’s proposed additional disclosure appears in bold.

The Company classifies its fixed-maturity investments as either available-for-sale or held-to-maturity, as defined by SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available-for-sale investments are reported in the consolidated balance sheets at fair value, with unrealized gains and losses, net of deferred taxes, reflected in accumulated other comprehensive income in shareholders’ equity. Bond discounts and premiums are amortized using the effective yield method over the remaining term of the securities. For bonds purchased at a price above par value that also have call features, premiums are amortized to the call date that produces the lowest yield. For mortgage-backed and asset-backed securities, discounts and premiums are adjusted quarterly for the effects of actual and expected prepayments on a retrospective basis. For pre-refunded bonds, the remaining term is determined based on the contractual refunding date. Investment income is recorded as earned. Realized gains or losses on the sale of investments are determined by specific identification and are included as a separate component of revenues.

Notwithstanding your comments, MBIA Inc. acknowledges that it is responsible for the adequacy and accuracy of disclosures in its filings and that the SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the SEC from taking action with respect to such filings. Additionally, MBIA Inc. acknowledges that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I hope you find our responses helpful in your review of our Form 10-K. Please do not hesitate to contact me at (914)765-3925 with any comments or questions you may have with respect to our responses.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin

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